Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Benefits Committee
Costco 401(k) Retirement Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333‑180163 and 333-204739) on Form S-8 of Costco Wholesale Corporation of our report dated June 21, 2019, with respect to the statement of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes, which report appears in the December 31, 2019 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP
Seattle, Washington
June 26, 2020